Filed by Johnson & Johnson pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company:  Closure Medical Corporation
Commission File No.:  000-28748




Q. Please comment on the timing of the Closure transaction.

A. All inquires should be directed to Closure Medical at www.closuremed.com, with the exception of the Hart-Scott
     Rodino filings that have been completed by both Johnson &
     Johnson and Closure Medical.


                                   ESTIMATED DATE
STATUS

Hart-Scott-Rodino Filing           1Q'05             Filed








This material is not a substitute for the proxy statement CLOSURE Medical will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement, including detailed risk factors, when it becomes available, because it will contain important information. The proxy statement and other documents, which will be filed by CLOSURE Medical with the Securities and Exchange Commission, will be available free of charge at the SEC's website, www.sec.gov, or by visiting CLOSURE Medical's website at www.closuremed.com or the "Clients" section of the Allen & Caron website at www.allencaron.com.

CLOSURE Medical Corporation and certain of its directors, executive officers and certain other members of its management may be deemed to be soliciting proxies from CLOSURE Medical's shareholders in connection with the proposed transaction. Investors may obtain a detailed list of names, affiliations and interests of CLOSURE Medical participants in the solicitation of proxies of CLOSURE
Medical's shareholders by reading the proxy statement when it becomes available.